Entrepreneur

Name: Mark Kreitzman
UUID: 82811224
Background: Mark Kreitzman - Motivated, Talented, and Blockchain Marketing Rockstar.   - Adviser to multiple technology startups in the Blockchain, Marketing, Security, and Mobile spaces. - Over twenty-five years of leadership in developing, managing and selling information technology solutions - Accomplished in building and executing go-to-market plans, penetrating new markets   - High level of success across Business Development, Channel Development and Alliance Management
Location: Arizona

Social Connections

Facebook:
Twitter:
LinkedIn: http://www.linkedin.com/mark-kreitzman-4431aa2/

Pitch Story

Title of your pitch: CryptoLancers - New Gig Economy Online Marketplace
Short introduction of your pitch: CryptoLancers is a decentralized peer-to-peer freelancing platform. CryptoLancers employs a unique membership monetization strategy.
Your pitch story: According to a recent survey conducted by Humans.net, a job recruitment platform, 29 percent of freelancers would rather get paid in crypto over legacy systems and banks.   The survey, which covered 1,100 U.S.-based freelancers, disclosed that 18 percent of the respondents would like to receive all of their payments in crypto while 11 percent would prefer to receive a portion of their payments using digital assets. CryptoLancers Gig payments will be direct from the buyer to the seller using a peer to peer process that transfers cryptocurrency directly from one wallet to another. CryptoLancers will be an online freelancer site where you can search for qualified sellers, find your best option, hire with ease, and then pay in the preferred method including cryptocurrency.   CryptoLancers will have a specialty with sellers who are experienced in the blockchain & crypto space but will support freelancing needs

across all industries.   The initial freelance categories will include, but not limited to, graphic & design, logo design & branding, lifestyle, translation, website & programming, WordPress and marketing services.   CryptoLancers will offer jobs with no minimum, but also high-end professional services such as blockchain marketing & promotion and business plan creation. CryptoLancers will also offer a frictionless payment option with "NO" commission fee. Gig payments will be direct from the buyer to the seller using a peer to peer process that transfers cryptocurrency from one wallet to another with zero transaction fees worldwide. By offering sellers a zero commission on sales, CryptoLancers will have the incentive to promote their CryptoLancers job posting on social media which helps market the CryptoLancers online marketplace to other freelancers. Which category does your pitch belong to: New Technology

Target Market

Target market: In 2019, it's estimated that nearly 60 million Americans alone will be freelancing and according to Nation 1099, freelancing is an estimated 1.7 T worth of economic activity in the last year.   The flexible working hours and being your own boss is drawing more people for both full-time freelancing or part-time for extra income. "The growth of the freelance workforce is three times faster than the traditional workforce," noted Stephane Kasriel, CEO of Upwork, in a recent interview.   And in a sign of just how much freelancing could grow, 47% of working millennials now say they freelance in some capacity, the survey found.   According to a report by Edelman Intelligence, 50.9% of the U.S. population will be freelancing in 10 years if a current uptick in freelancing continues at its current pace.

Production plan

Production location: United States
Production plan: CryptoLancers provides a peer to peer system for freelancers and gig makers. CryptoLancers aims to reinvent the freelancing community, using the latest blockchain technology and virtual currencies.   In the CryptoLancers system, Gig Makers are provided a free account, this account will have an associated Reputation Score that will be weighted by time. The longer the account is in the system the higher the potential reputation score. The more time that the account goes without a strike against it the higher the reputation score.   Gig makers will pay for gigs by transferring an

agreed upon amount in cryptocurrency to the CryptoLancers published wallet. Transactions can be monitored on the corresponding cryptocurrency's distributed ledger.   This is a true peer to peer system and Caveat emptor, or Let the buyer beware. Additionally, Banks and intermediaries who often slow down the process, or in some cases, refuse payment, are totally absent from this system. CryptoLancers will be subscribed through a membership agreement which starts out at approximately $29.97 per month for the first month and then decreases to $9.97 per month.   All freelancer accounts will have an associated Reputation Score that will be weighted by time. The longer the account is in the system the higher the potential reputation score. The more time that the account goes without a strike against it the higher the reputation score.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.
Description: Product risk – Minimal The Minimum Viable Product (MVP) will be completed in approximately eight weeks from the date of funding. There are no known technical barriers. Market risk – Normal The Freelancer market has many existing services for sellers to choose from. The key to success will be marketing which is where the CryptoLancer team has excellent experience, skills, and platform to maximize the chances for success Financial risk – Minimal The funding requested is sufficient to complete the MVP offer and begin to market to both sellers and buyers of freelance services. The 2nd round of funding will then be sufficient to add necessary team members and infrastructure to scale aggressively. Competitive risk – medium While there are many freelance sites available, they would have to cannibalize their current pricing model to compete with CryptoLancers. There is no more efficient and secure payment system that crypto.   We will also have a specialty in freelancers with blockchain & crypto experience to set our sellers apart.
Will bidders have voting rights in the future: No
Has the business failed to comply with SEC reporting requirements now or in the past: No
Has anyone in the business triggered a security trading bad actor disqualification: No
Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: The problem you can help us solve: 29% of Freelancers wish to be paid in Crypto. See freelance survey results in the links section.

Spending Plan

Number of current employees including yourself: 4

Percentage of your raise will pay salaries: 15%

Spending plan: Marketing and Marketing Collateral 36% Web Development 20% Management 15% Virtual Assistant Support Services 5% Legal and Accounting 15% Fundraising costs 9%

Spending plan of extra investment: Additional Marketing and Marketing Collateral 91% Additional Fundraising costs 9%

Return Details

Return type: ownership

Raising target: $90,000

Raising cap: $98,000

Percentage ownership you plan to offer: 10.0%

When do you plan to sell or IPO your business: 2021

Existing share: Yes

Share percent: 10%

When can bidders expect the return: December, 2021

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: April

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: CryptoLancers Inc.

Legal status of your company/business: CORPORATION

Where is your company registered: Arizona

Company form date: 04-01-2019

Date by which the annual report will be posted: August 28

Location where the entrepreneur's annual report will be posted: cryptolancers.io/

Company address

Street: 16036 N 11th Ave Suite 1065

City: Phoenix

State: Arizona

ZIP code: 85023

Financial status

Average sales price: $9.97

Average cost per unit: $2.5

Yearly sales at the end of last year: $0

1st year target sales after raised date: $502,000

Existing investment from the founders: $25,000

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Mark Kreitzman

Title: Managing Director

Grant Date: 04-01-2019

Has ownership: Yes

Ownership: 41.1%

Link to the bio or LinkedIn page for 3 years recent work experience:

linkedin.com/in/mark-kreitzman-4431aa2/

Name: Michael Noel

Title: COO

Grant Date: 04-01-2019

Has ownership: Yes

Ownership: 41.1%

Link to the bio or LinkedIn page for 3 years recent work experience:
linkedin.com/in/MichaelNoel/

Name: John Crockett

Title: CTO

Grant Date: 04-01-2019

Has ownership: Yes

Ownership: 13.7%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/john-crockett-cbp/

Name: Shahila Rose

Title: Global Business Development

Grant Date: 04-01-2019

Has ownership: Yes

Ownership: 4.1%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/shahilacom/

Do you have different kinds of existing stock for the business: Yes

The outstanding stock and the differences: Common shares, 1,000,000 in total, includes
voting rights for the board and access to financial statements. The CAFES securities
being offered do not include voting rights.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: CryptoLancers is a Startup with a partial MVP. We are raising capital to help form the legal organization, finish Web Development of the site and Market the Company.

Has financial statements: Yes

Last Edited: 2019-05-20 13:51:03

Desired launch period: immediately

CCC code: ij$v7fyi

CIK code: 0001773018

Links

CryptoLancers.io Current MVP, work in progress: cryptolancers.io/

Business Plan: builder.bizplan.com/1835235457

Freelancer survey results: bit.ly/Freelancerswantcrypto